ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

October 7, 2024

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alyssa Wall

Re:	KinderCare Learning Companies, Inc.

Amendment No. 1 to Registration Statement on Form S-l

Filed September 30, 2024

File No. 377-07356

Ladies and Gentlemen:

On behalf of our client, KinderCare Learning Companies, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 to Registration Statement on Form S-1 (the “Second Amended Registration Statement”), which reflects revisions to the above-referenced Registration Statement filed with the Commission on September 30, 2024. The Registration Statement has been revised in response to the comment letter addressed to the Company dated October 4, 2024 from the staff of the Commission (the “Staff”), as well as certain other updated information.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Second Amended Registration Statement.

For reference purposes, the comments contained in the Staff’s letter dated October 4, 2024 are reproduced below in bold and the corresponding responses are shown below the comment. All references to page numbers in the Company’s responses are to the page numbers in the Second Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Summary Consolidated Financial and Operating Data

Pro Forma Presentation, page 18

1.	Please tell us how the pro forma earnings per share amounts were calculated. Please include your computation in your response.

Division of Corporation Finance

Securities and Exchange Commission

October 7, 2024

Response to Comment 1:

The Company supplementally advises the Staff that it calculated pro forma as adjusted earnings per share for the six months ended June 29, 2024 and the fiscal year ended December 30, 2023 as follows:

The Company calculated pro forma as adjusted net income, the numerator for basic and diluted pro forma as adjusted earnings per share, as follows (in thousands):

	Six Months Ended June 29, 2024	Fiscal Year Ended December 30, 2023
Net income	$26,784	$102,558
Acceleration of stock-based compensation expense on Class B-1, B-2 and B-3 Units of KC Parent resulting from the Reorganization(1)	—	(119,378)
Elimination of stock-based compensation expense on Class B-1 Units of KC Parent resulting from the Reorganization(2)	127	—
Elimination of interest on the debt being repaid with the proceeds of the offering	25,937	56,036
Elimination of amortization of deferred financing fees related to the debt being repaid with the proceeds of the offering	857	—
Acceleration of amortization of deferred financing fees related to the debt being repaid from the proceeds of the offering	—	(24,165)
Impact of the modification of options and RSUs upon the offering from cash-settled to equity-settled	(557)	804
Tax impact of all deductible adjustments at blended statutory tax rate	(6,774)	(8,436)

Pro forma as adjusted net income:	$46,374	$7,419

Division of Corporation Finance

Securities and Exchange Commission

October 7, 2024

(1)

In March 2024, Class B-1, B-2, and B-3 Units were modified, resulting in a stock-based compensation expense of $127 thousand recorded during the six months ended June 29, 2024. This expense is eliminated in the pro forma as adjusted net income per share to reflect the pro forma effect as if the Reorganization and the offering had occurred on the first day of fiscal year 2023. See Note 12 of our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus for further information regarding the modification.

(2)

For the fiscal year ended December 30, 2023, the Company gives pro forma effect to the acceleration of vesting of Class B-1, B-2, and B-3 Units of KC Parent, which resulted in $119.4 million in stock-based compensation expense.

For the six months ended June 29, 2024 and the fiscal year ended December 30, 2023, the Company calculated weighted-average shares outstanding – pro forma as adjusted – basic, and weighted- average shares outstanding – pro forma as adjusted – diluted, the denominator for net income per share – pro forma as adjusted – basic and net income per share – pro forma as adjusted – diluted, respectively, as set forth on page 19 of the Second Amended Registration and as set forth below (shares in thousands):

	Six Months Ended June 29, 2024	Fiscal Year Ended December 30, 2023
Weighted average shares outstanding - Basic	756,817	756,817
Divided by a conversion ratio of 8.375
Weighted average shares outstanding—pro forma - Basic	90,366	90,366
Common stock sold by us in this offering	24,000	24,000
Weighted-average shares outstanding—pro forma as adjusted—Basic	114,366	114,366
Effect of dilutive securities	181	150

Weighted-average shares outstanding—pro forma as adjusted—Diluted	114,547	114,516

With respect to the above table, the Company supplementally advises the Staff that (shares in thousands):

(i)

the line item for weighted-average shares outstanding – pro forma gives effect to the Reorganization resulting in the conversion of 756,817 shares of outstanding Class A common stock for each of the six months ended June 29, 2024 and the fiscal year ended December 30, 2023 to 90,366 shares of common stock, in each case applying a conversion ratio of 8.375-to-one;

(ii)

the line item for weighted-average shares outstanding – pro forma as adjusted gives further effect to the issuance and sale by the Company of 24,000 shares of common stock being offered in this offering; and

Division of Corporation Finance

Securities and Exchange Commission

October 7, 2024

(iii)

the line item for effect of dilutive securities reflects the inclusion of dilutive shares of 6 options and 175 RSUs for the six months ended June 29, 2024 and 23 options and 127 RSUs for the fiscal year ended December 30, 2023 related to the reclassification of all cash-settled stock options and RSUs to become share-settled calculated under the treasury stock method and excludes 1,525 and 1,530 shares on a post-conversion basis of common stock from outstanding stock options for the six months ended June 29, 2024 and fiscal year ended December 31, 2023, respectively, as their effect was anti-dilutive.

Accordingly, each of net income per share – pro forma as adjusted – basic and net income per share – pro forma as adjusted – diluted is calculated by dividing pro forma as adjusted net income for the period presented by the weighted-average shares outstanding – pro forma as adjusted – basic or diluted, as applicable, for the relevant period.

The Company believes that pro forma as adjusted net income per share provides investors with the most complete representation of its earnings per share as it reflects the effect of both the Reorganization and the initial public offering.

Dilution, page 57

2.

On page 58 you disclose that each $1 increase (decrease) in the assumed initial offering price would increase (decrease) average price per share paid by all stockholders by $11.55 per share. You also disclose that an increase (decrease) of 1 million shares offered would increase (decrease) average price per share paid by all stockholders by $11.46 per share. Please tell us how you determined these changes in average price per share paid by all stockholders.

Response to Comment 2:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that it has calculated total average price per share, pro forma for the offering, by dividing the total consideration paid by all shareholders of $1,298,499,000 by the total number of shares to be purchased, assuming the underwriters’ option to purchase 3,600,000 additional shares is not exercised, of 114,366,089 shares of common stock, for a total average price per share of $11.35.

The Company calculated the impact of a $1 increase (decrease) in the assumed offering price by adding (subtracting) the total change in proceeds as a result of a $1 increase (decrease) of $24.0 million, before deducting underwriting discounts and estimated offering expenses, to the total consideration paid by all shareholders and dividing by the total number of shares purchased, resulting in an average price per share of $11.56 and $11.14 for a $1 increase (decrease), respectively. The Company then calculated the difference between the resulting averages as $0.21 per share.

Division of Corporation Finance

Securities and Exchange Commission

October 7, 2024

The Company calculated the impact of a 1 million share increase (decrease) in the average price per share paid by all stockholder by adding (subtracting) the total change in proceeds as a result of a 1 million share increase (decrease) of $25.0 million, before deducting underwriting discounts and estimated offering expenses, to the total consideration paid by all shareholders and dividing by the total number of shares purchased (as adjusted by the 1 million increase (decrease), resulting in an average price per share of $11.47 and $11.23 for a 1 million increase (decrease), respectively. The Company then calculated the difference between the resulting averages as $0.12 per share.

The Company acknowledges that the disclosure contained an error and has revised the disclosure on page 58 of the Second Amended Registration Statement to include the average price per share paid by all stockholders and to update the changes in average price paid by all stockholders based on a $1 change in the assumed offering price or a 1 million share change in the number of shares offered.

Principal Stockholders, page 154

3.	Please disclose the natural persons who have voting and dispositive control over the shares owned by all entities listed as major stockholders in the beneficial ownership table.

Response to Comment 3:

The Company has revised the disclosure on page 155 of the Second Amended Registration Statement in response to the Staff’s comment to include disclosure of the natural persons who have voting and dispositive control over the shares owned by the entities listed as major stockholders in the beneficial ownership table.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

17. Subsequent Events, page F-72

4.

You disclose that the outstanding shares of your Class A and Class B common stock are expected to convert to shares of common stock based on a conversion ratio of 8.375-to-one after the effective date of this registration statement on Form S-1, but immediately prior to and contingent upon the completion of your initial public offering. Please tell us your consideration of disclosing pro forma net income per share giving effect to the conversion of your Class A and Class B common stock.

Division of Corporation Finance

Securities and Exchange Commission

October 7, 2024

Response to Comment 4:

The Company supplementally advises the Staff that in considering whether to disclose pro forma net income per share giving effect to the conversion of its Class A and Class B common stock in the notes to its financial statements, the Company referenced Rule 11-02(a)(12)(i) stating that a registrant must not “present pro forma financial information on the face of the registrant’s historical financial statements or in the accompanying notes, except where such presentation is required by U.S. GAAP or IFRS-IASB, as applicable,” and relied on the presentation of pro forma as adjusted net income per share elsewhere in the prospectus contained in the Second Amended Registration Statement to provide such pro forma financial information as would be material to investors. However, after further consideration of FASB ASC 855-10-50-3 and in response to the Staff’s comment, the Company has revised the disclosure on pages F-48 – F-49 and F-73 – F-74 to clarify that the outstanding shares of the Company’s Class A and Class B common stock are expected to convert following the effectiveness of the registration statement and to also include its calculation of pro forma basic and diluted net income per common share giving effect to the conversion of its Class A and Class B common stock.

*  *  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (212) 596-9517 or my colleague, Tristan VanDeventer, at (212) 596-9361. Thank you in advance for your assistance.

Very truly yours,

/s/Faiza Rahman
Faiza Rahman of Ropes & Gray LLP

Enclosures

cc: Paul Thompson, KinderCare Learning Companies, Inc.

Tony Amandi, KinderCare Learning Companies, Inc.

Craig Marcus, Ropes & Gray LLP

Tristan VanDeventer, Ropes & Gray LLP

Joshua N. Korff, Kirkland & Ellis LLP

Michael Kim, Kirkland & Ellis LLP

Allison Bell, Kirkland & Ellis LLP